Confidential
November 14, 2022
Ms. Li Xiao
Ms. Angela Connell
Ms. Doris Stacey Gama
Mr. Jason Drory
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:
YishengBio Co., Ltd (CIK No. 0001946399)
Response to the Staff’s Comments on
Draft Registration Statement on
Form F-4 Confidentially Submitted on October 3, 2022

Dear Ms. Li Xiao, Ms. Connell, Ms. Gama and Mr. Drory,
On behalf of our client, YishengBio Co., Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 30, 2022 on the Company’s draft registration statement on Form F-4 confidentially submitted on October 3, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.
To facilitate your review, we have separately sent to you via email today a copy of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and will, upon your request, deliver paper copies of the same to you.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-4 submitted October 3, 2022
Cover Page
1.
We note your disclosure that you anticipate being a “controlled company” as defined under the Nasdaq corporate governance rules. Please clarify whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 49, 119 and 120 of the Revised Draft Registration Statement.
2.
We note your disclosure that “YS Group did not transfer any cash proceeds to any of [y]our PRC subsidiaries except for the cash transfers within [y]our Group in connection with the paid-in capital in [y]our PRC subsidiaries.” Please quantify the amounts or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 48 and 307 of the Revised Draft Registration Statement.
3.
Please revise your cover page disclosure regarding your operations in China and risks related to doing business in China to make it more prominent.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.
Industry and Market Data, page 3
4.
We note your statement that certain information contained in the prospectus involves a number of assumptions and limitations, and investors are cautioned not to give undue weight to such estimates. Please revise to remove any implication that investors are not entitled to rely on the disclosure in your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 197 of the Revised Draft Registration Statement.
Frequently Used Terms, page 4
5.
You define “China” to mean the People’s Republic of China, excluding Hong Kong, Macau, and Taiwan. Please amend to clarify that the legal and operational risks associated in China also apply to operations in Hong Kong and Macau. Additionally, to the extent you have operations in Hong Kong and Macau, or have directors and officers located in Hong Kong or Macau, discuss the commensurate laws and regulations in Hong Kong or Macau, if applicable, and any risks and consequences to the company associated with those laws and regulations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 109 and 110 of the Revised Draft Registration Statement. The Company further advises the Staff that as of the date of this submission, the Company did not have any substantive business operation in Hong Kong and Macau.
Questions and Answers About the Proposals, page 9
6.
We note that the Forward Purchase Investors appear to be investing into the proposed business combination at a discount compared to Summit public shareholders based on your implied price per share shown in your table on page 18 and your disclosure elsewhere that 375,000 Founder Shares of Summit were transferred from the Sponsor to the Forward Purchase Investors in connection with the Forward Purchase Agreements. Please add a question and answer addressing why these investors as compared to the Summit public shareholders are investing at a discount and address the potential impact of such financings on Summit public shareholders such as the immediate dilution that Summit public shareholders will experience from the Forward Purchase financing or otherwise advise. In addition, please update your disclosure on page 30 to disclose that 375,000 Founder Shares were transferred from Summit to the Forward Purchase Investors in connection with the Forward Purchase Agreements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the implied price per YS Biopharma Ordinary Share to be held by Forward Purchase Investors post consummation of the

Business Combination takes into consideration of the 375,000 Summit Class B Ordinary Shares transferred by the Sponsor to the Forward Purchase Investors for nil cash consideration in connection with the execution of the Forward Purchase Agreements prior to the IPO of Summit. As a result, the implied price per YS Biopharma Ordinary Share to be held by Forward Purchase Investors is lower than the implied price per YS Biopharma Ordinary Share to be held by non-redeeming Summit Public Shareholders. For the avoidance of doubt, Summit Class A Ordinary Shares were issued at US$10.00 per share to both the Forward Purchase Investors and the Summit Public Shareholders. The Company has revised the disclosure on page 19 of the Revised Draft Registration Statement to include an additional footnote reflecting the above.
In addition, the Company has revised the disclosure on the cover page and pages 12, 32 and 156 of the Revised Draft Registration Statement to include that an aggregate of 375,000 Founder Shares were transferred from the Sponsor to the Forward Purchase Investors in connection with the Forward Purchase Agreements.
7.
In this section and your risk factor section, please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 22, 128 and 129 of the Revised Draft Registration Statement.
Q: What shall be the relative equity stakes of Summit Shareholders, YS Biopharma shareholders immediately after the consummation…, page 12
8.
Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Revised Draft Registration Statement
9.
Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 37 and 143 of the Revised Draft Registration Statement.
Q: What interests do Summits Directors and Officer have in the Business Combination?, page 16
10.
Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 39, 125 and 173 of the Revised Draft Registration Statement.
Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination
YS Group, page 27
11.
We note your diagram illustrating the corporate structure of YS Group. Please amend and clarify why Yi Zhang, Hopeful World Company Limited, Apex Pride Global Limited, and Actors Town International Limited are enclosed together in a group versus the other three shareholders of YS Biopharma or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Revised Draft Registration Statement.

12.
Please provide a graphic illustration of the post-merger organizational structure.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Revised Draft Registration Statement.
The Summit Board’s Reasons for the Approval of the Business Combination, page 31
13.
We note your statement that, “[t]he Summit Board believes that PIKA rabies vaccine enables YS Group to capture the future rabies vaccines market demand in emerging markets with its competitive advantages.” Please balance your disclosure to clarify that the PIKA rabies vaccine is a product candidate that has not been approved.

In response to the Staff’s comment, the Company has revised the disclosure on pages 32, 33 and 165 of the Revised Draft Registration Statement.
14.
We note your disclosure that “[a]n aggregate of US$30 million of private capital has been committed by Forward Purchase Investors, which indicates confidence and support for the Business Combination from third party investors.” However, we also note that the Forward Purchase Investors entered into the forward purchase agreements in connection with Summit’s IPO and prior to the announcement of the Business Combination and received 375,000 founder shares in connection with entering into the forward purchase agreements. Please clarify how their prior commitments indicate “confidence and support” in the Business Combination with YS Biopharma or otherwise advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Forward Purchase Investors have agreed to purchase Summit Ordinary Shares and Summit Warrants for an aggregate price equal to US$30 million immediately prior to the First Merger Effective Date, which is sufficient to cover the minimum Available Closing Cash Amount (as defined in the Business Combination Agreement) required to meet a condition to Closing under the Business Combination Agreement, which will improve “certainty of closing of the Business Combination” as disclosed on pages 34 and 166 of the Revised Draft Registration Statement, rather than “confidence and support” from investors. Accordingly, the Company has revised the disclosure on page 34 of the Revised Draft Registration Statement.
Regulatory Matters, page 41
15.
You state that YS Group has obtained all material licenses, permission or approvals for its business operations in China. Please state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. In addition, we note your disclosure elsewhere that, “based on the advice of YS Biopharma’s PRC legal counsel and its understanding of the current PRC laws and regulations, that the CSRC approval under the M&A Rules is not required in the context of the Business Combination.” Please identify the counsel here and file its consent.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and 271 of the Revised Draft Registration Statement. The Company further advises the Staff that the consent of the Company’s PRC counsel will be filed as an Exhibit to the registration statement.
Risk Factor Summary (page 54), page 42
16.
We note your disclosure on page 117 that YS Group and its independent registered public accounting firm identified a material weakness in its internal control over financial reporting as of March 31, 2022. Please update your risk factor summary section to disclose the material weakness.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Revised Draft Registration Statement.

Risks Related to Extensive Government Regulations
YS Group may be restricted from transferring its scientific data abroad and subject to regulations on human genetic resources., page 70
17.
We note your risk factor disclosure discussing the Scientific Data Measures and the Regulation on the Management of Human Genetic Resources. Please clarify your disclosure to discuss whether you transfer scientific data outside of China and disclose whether or not any of your research is funded at least in part by the Chinese government. In addition, please explain how you determined that permissions and approvals were not necessary under either of these regulations. If the company relied on the advice of PRC counsel, please identify counsel and file the consent of counsel as an exhibit. If the company did not consult counsel, please explain why and the basis for your belief that you are not required to obtain approvals for your operations under either of these regulations or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 72 and 73 of the Revised Draft Registration Statement.
Risks Related to Doing Business in China
Recent regulatory development in China may exert more oversight and control over listing and offerings…, page 99
18.
We note your disclosure regarding Cyberspace Administration of China’s (“CAC”) greater oversight over data security and the risks this could have for YS Group on a post-combination basis. Please amend to include how CAC’s oversight could impact your initial business combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 99, 101 and 102 of the Revised Draft Registration Statement.
Risk Factor
YS Biopharma will be an emerging growth company and may take advantage of certain reduced reporting requirements., page 116
19.
Here you state that the extended transition period under the JOBS Act for complying with new or revised accounting standards is not applicable to YS Biopharma since it reports under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. However, we note that YS Biopharma reports under accounting principles generally accepted in the United States of America as shown in the auditor’s report at F-40 and Note 3 at F-47. Please revise to be consistent.

In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Revised Draft Registration Statement.
Timeline of the Business Combination, page 157
20.
Please provide additional detail regarding the negotiations with YS Biopharma relating to material terms of the transaction including, but not limited to, structure, consideration, valuation, and proposals and counter-proposals. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, how and why they evolved over time, and how you reached agreement on the final terms.

In response to the Staff’s comment, the Company has revised the disclosure on page 162 of the Revised Draft Registration Statement.
21.
We note your disclosure here that “[o]n August 2, August 4, and August 8, 2022, Cooley and WSGR had further discussions regarding details of the deal structure.” Please expand your disclosure to discuss what was discussed at each meeting or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 163 of the Revised Draft Registration Statement.

Reasons for Summit Board’s Approval of the Business Combination, page 160
22.
We note your disclosure that, “[i]n evaluating the transaction with YS Biopharma, the Summit Board consulted with its legal counsel and financial, accounting and other advisors, as well as the YS Biopharma management.” Please revise your disclosure here to clearly identify each party the Summit Board consulted.

In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 164 of the Revised Draft Registration Statement.
Procedures, page 165
23.
We note that ValueScope reviewed certain financial and product projections prepared by YS Biopharma’s management. Please include all projections prepared by YS Biopharma’s management and provided to ValueScope in connection with its fairness opinion and describe the material assumptions and limitations underlying such projections.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes it would be prudent not to disclose the projections prepared by YS Biopharma’s management (the “YS Biopharma Projections”), for the following reasons:
1)
The Fairness Opinion of ValuaScope and its analysis was not relied upon by Summit or YS Biopharma to determine the considerations, terms and conditions in the Business Combination.

As disclosed on page 169 of the Revised Draft Registration Statement, ValueScope’s Fairness Opinion was only one of many factors considered by the Summit Board in evaluating and determining the Business Combination. Neither ValueScope’s Fairness Opinion nor its analysis were determinative of the aggregate merger consideration or of the views of the Summit Board or Summit’s management with respect to the Business Combination or the aggregate merger consideration. As a matter of fact, the extensive negotiations between Summit and YS Biopharma regarding the valuation and commercial arrangement of the Business Combination took place prior to the engagement of ValueScope. As disclosed on page 162 of the Revised Draft Registration Statement, during the extensive negotiations, Summit took into consideration of many factors in evaluating the Business Combination, including YS Group’s historical performance, addressable market, competitive landscape, and historical valuations in connection with its prior equity financings. In particular, one of the benchmarks used by Summit and YS Biopharma to determine the valuation of YS Group for the purposes of the Business Combination was the valuation of YS Group in its Series B financing, where a number of sophisticated investors participated.
The engagement by Summit of its independent financial advisor, ValueScope, was merely as a matter of prudence in light of the potential conflict of interests as disclosed on pages 34 and 167 of the Revised Draft Registration Statement, with the intention to have an independent party to cross check whether the consideration paid by Summit in connection with the Business Combination is fair, form a financial point of view, to Summit Shareholders taken as a group, and to provide to the Summit Board and audit committee additional reference and information. The Fairness Opinion was included pursuant to the applicable disclosure requirement under Item 4(b) of the registration statement on Form F-4 and has been included as Annex D to the Revised Draft Registration Statement. It is not the intention of Summit to rely on nor the intention of Summit to have the investors to rely on the Fairness Opinion of ValueScope to determine the valuation and commercial arrangement of the Business Combination. The Company has revised the disclosure on page 169 of Revised Draft Registration Statement to include warnings to investors.
2)
The YS Biopharma Projections were provided to and requested by ValueScope as the preliminary information for its independent analysis and own use, which was not presented to the Summit Board or its audit committee, nor considered by the board or committee when evaluating and approving the Business Combination.

As disclosed on page 163 of the Revised Draft Registration Statement, ValueScope presented to the Summit Board its financial analysis with respect to the consideration to be paid by Summit in the Business Combination. In conducting its financial analysis and preparing its Fairness Opinion,

ValueScope reviewed and considered the YS Biopharma Projections while independently making its own estimates, assumptions and parameters, where appropriate, and determined the valuation methodologies applied in the Business Combination. In addition, as disclosed on pages 69 to 171 of the Revised Draft Registration Statement, when evaluating the Business Combination and reaching its conclusion on the fairness of such transaction, ValueScope considered multiples factors and conducted its own independent research, made certain adjustment and conducted analysis based on information provided by YS Biopharma, rather than directly relying on the YS Biopharma Projections. The YS Biopharma Projections were provided to and requested by ValueScope as the preliminary information for its independent analysis and own use, which was not presented to the Summit Board or its audit committee, nor considered by the board or committee when evaluating and approving the Business Combination.
The Company has included the Fairness Opinion as Annex D to the Revised Draft Registration Statement and has disclosed on pages 162 and 169 through 171 of the Revised Draft Registration Statement the engagement and relationship of ValueScope with Summit, YS Biopharma and their affiliates as well as the key procedures, assumptions, conditions and analysis of its valuation to investors, which it is considered that is sufficient for the investors to understand and determine whether they should rely on the conclusion of the Fairness Opinion.
3)
The YS Biopharma Projections were not disclosed in YS Biopharma’s corporate presentation published in connection with the signing of the Business Combination Agreement or otherwise publicly.

It is acknowledged that any projections are forward-looking and inherently subject to significant uncertainties and contingencies, many of which are beyond YS Biopharma’s control. None of Summit and YS Biopharma publicly disclosed the YS Biopharma Projections, and none of them intends to publicly disclose such projections going forward. In addition, as explained above, the YS Biopharma Projections were provided to ValueScope as the preliminary information requested by it for its analysis and own use. Neither Summit or YS Biopharma shall be responsible for projections and assumptions used by ValueScope in connection with its fairness opinion and conclusion.
The Company further believes that the current disclosure on pages 162, 164 through 167 of the Revised Draft Registration Statement has already contained reasonable details of the material factors upon which Summit forms its belief that the Business Combination is in Summit’s best interests. Based on the above, the Company respectfully submits to the Staff that it would be prudent not to include the YS Biopharma Projections in the proxy statement/prospectus.
Summary of Valuation Analysis and Opinion of Financial Advisor to Summit Board Overview, page 165
24.
We note that ValueScope provided a fairness opinion in connection with the business combination. Please update your disclosure to quantify the fees received or to be received by ValueScope upon completion of the business combination and any amount that is contingent upon completion of transaction. Also, please include a clear description of any additional services ValueScope or its affiliates provided in connection with the transaction or any services provided to the target or its affiliates, if applicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 162 and 171 of the Revised Draft Registration Statement.
25.
We note that ValueScope provided a fairness opinion. Please revise to clearly state that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates. Similarly, please also update your question and answer that discusses the fairness opinion on the bottom of page 10.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 32 and 171 of the Revised Draft Registration Statement.

YS Group’s Market Opportunities
Competitive landscape of China’s rabies vaccine market, page 198
26.
We note your disclosure of the competitive landscape of China’s rabies vaccine market for calendar year 2021. Please update your disclosure to discuss YS Group’s market share as of a more recent date, if possible.

The Company respectfully advises the Staff that according to the industry practice, the industry data is generally disclosed on a year-by-year basis. Therefore, the Company submits that it is currently not practicable for the industry consultant to obtain relevant industry data of a more recent date. As advised by Frost & Sullivan, the Company’s industry consultant, there were no material changes in competitive landscape of China’s rabies vaccine market in the first half of 2022.
YS Group’s Business
Overview, page 207
27.
We note you state that PIKA rabies vaccine has gone through Phase I and Phase II clinical studies to date. For each study, please state the country or countries the clinical study was conducted in and when it was completed.

In response to the Staff’s comment, the Company has revised the disclosure on pages 214 and 227 of the Revised Draft Registration Statement.
Competitive Strengths
Next-generation PIKA rabies vaccine with accelerated regimen and broad protection against multiple virus strains…, page 208
28.
We refer to your statements throughout this section where you state that your PIKA rabies vaccine “leads to a potentially superior efficacy and solid safety profile” and elicits a “more robust immunogenic response.” As safety and efficacy determinations are solely within the FDA’s authority (or applicable foreign regulator) and are continually evaluated throughout all phases of clinical trials, please remove all such statements. You may present objective trial data without including conclusions relating to efficacy. In addition, please revise your disclosure throughout when you discuss your “next-generation PIKA rabies vaccine” to clarify that it is not an approved product, but a product candidate in development or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages of 33, 61, 165, 213-216, 219, 224, 226, 236, 246 and 295 the Revised Draft Registration Statement.
29.
You state faster seroconversion is clinically meaningful. Please update your disclosure to explain why faster seroconversion is meaningful and clarify how seroconversion rates are measured.

In response to the Staff’s comment, the Company has revised the disclosure on pages 213 and 214 of the Revised Draft Registration Statement.
30.
We note your disclosure that, “[a]ccording to the F&S Report, PIKA rabies vaccine has reported the highest seroconversion rate on day 7 among all candidates with published clinical data in China so far.” Please remove the statement or include balancing disclosure that clearly states that no head-to-head trials have compared the PIKA rabies vaccine to other vaccine candidates studied in China and that you cannot guarantee that such a trial would show similar results.

In response to the Staff’s comment, the Company has added the balancing disclosure on page 214 of the Revised Draft Registration Statement.
31.
You state that PIKA rabies vaccine will begin Phase III in Singapore in the second half of 2022. Please clarify whether Phase III has begun or state projected date as we are now near the end of 2022.

In response to the Staff’s comment, the Company has revised the disclosure on pages 214, 219, 225, 227 and 228 of the Revised Draft Registration Statement.

YS Group’s Marketed Products and Product Candidates
Overview, page 216
32.
We note that your pipeline table on page 217 summarizes the status of your portfolio of marketed products and product candidates. For example only, we note that for PIKA Recombinant COVID-19 Vaccine your “upcoming milestones” column states that you expect to enter into Phase II & III trials in UAE, Philippines, and Pakistan in the second half of 2022. However, your arrows appear to indicate that PIKA Recombinant COVID-19 Vaccine has already entered Phase II. Please revise the length of the arrows for each product candidate to accurately show its progression in relation to each stage of development or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 221 of the Revised Draft Registration Statement.
YSJA Rabies Vaccine — YS Group’s marketed product
Better safety profile, page 218
33.
You state that according to a head-to-head study, YSJA rabies vaccine causes less pain and injection site discomfort. Please revise your disclose to discuss the material details of the head-to-head study, including, but not limited to, a discussion of the trial design, who conducted the study, number of participants and other rabies vaccines studied.

In response to the Staff’s comment, the Company has revised the disclosure on pages 223, 224 of the Revised Draft Registration Statement.
YS Group’s clinical stage product candidates , page 219
34.
We note you have product candidates that have completed Phase I or Phase II of trials where primary and secondary endpoints are referenced. Please revise your disclosure to provide p-values and conclusions as to statistical significance of all primary and secondary endpoints discussed for each of your material preclinical trials. If no statistical analysis was performed please state so.

In response to the Staff’s comment, the Company has revised the disclosure on pages 228, 230, 231, 237-241, 244, 250, 251, 254, 255 of the Revised Draft Registration Statement.
Summary of preclinical and clinical studies, page 221
35.
Please update your numerical list to clearly indicate which trials have been completed and which trials are planned.

In response to the Staff’s comment, the Company has revised the disclosure on pages 227 of the Revised Draft Registration Statement.
PIKA Recombinant COVID-19 Vaccine (injectable)
Advantages, page 229
36.
We note your disclosure that “[b]ased on the results of YS Group’s controlled animal studies (not head-to-head), YS Group observed that PIKA recombinant COVID-19 vaccine, once marketed, may have the following characteristics and advantages over other marketed products and late clinical stage product candidates as of the date of this proxy statement/prospectus.” Please note that comparisons to available products and other product candidates are not appropriate unless you have conducted head to head trials. In addition, please add balancing disclosure consistent with your risk factor disclosure on page 64 that “[r]esults of earlier clinical trials may not be predictive of results of laterstage clinical trials.”

In response to the Staff’s comment, the Company has revised the disclosure on page 236 of the Revised Draft Registration Statement.

Summary of Preclinical Results
Antigen Selection, page 231
37.
We note use of p-values in Figure 15. At first use, please explain how “p-value” is used to measure statistical significance and the relevance of statistical significance to evidentiary standards for drug approval.

In response to the Staff’s comment, the Company has revised the disclosure on page 237 of the Revised Draft Registration Statement.
PIKA YS-ON-001
Advantages, page 243
38.
We note your disclosure here where you discuss the potential advantages of your product candidate, including your disclosure that “YS Group’s preclinical research has demonstrated that PIKA YS-ON-001 outperformed many first-line chemotherapy drugs, targeted drugs and immunotherapy drugs” and Figure 8 appears to not based on head-to-head studies. In order to direct comparisons to other drugs currently available or in development, such comparisons must be based on head to head trials. Please remove such comparisons throughout your draft registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 214, 223, 236 and 251 of the Revised Draft Registration Statement.
YS Group’s Strategic Collaborations, page 248
39.
We note your disclosure in this section that you entered into a collaboration agreement with CEPI and a global health agreement with Adjuvant. Please file these agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so. In addition, please update your disclosure to describe the material terms of the CEPI agreement or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 255 and 256 of the Revised Draft Registration Statement.
The Company respectfully advises the Staff that its collaboration agreement with CEPI and the global health agreement with Adjuvant are not material contracts under Item 601(b)(10) of Regulation S-K for the following reasons: (1) The purpose of collaboration agreement with CEPI is related to sample testing service of the Phase II clinical study of PIKA recombinant COVID-19 vaccine, which is beneficial but not critical to the trial project as a whole; (2) The global health agreement with Adjuvant is a framework agreement related to the Company’s commitment to apply the funds from Adjuvant into developing and commercializing YSJA rabies vaccine in low-income countries and researching and developing its product candidates without any further detail on either party’s financial obligations to implement the commitment; (3) CEPI’s support and services are complimentary in nature, but not significantly critical to YS Group’s clinical projects as the vast majority of the workloads were handled by the CRO providers contracted with YS Group.
Intellectual Property
Patents, page 254
40.
We note your table summarizing your various patents. Please add a column to list the type of patent protection (i.e. composition of matter, use or process).

In response to the Staff’s comment, the Company has revised the disclosure on pages 261 and 262 of the Revised Draft Registration Statement.

YS Biopharma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Research and development expenses, page 290
41.
Please revise to disclose the costs incurred on each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project.

In response to the Staff’s comment, the Company has revised the disclosure on page 302 of the Revised Draft Registration Statement.
Unaudited Pro Forma Condensed Combined Financial Information
Anticipated Accounting Treatment, page 306
42.
Here you describe the business combination as being accounted for under IFRS 2, which is inconsistent with your disclosure on page 311 that the business combination will be accounted for as a reverse recapitalization under US GAAP. Please revise to reflect the appropriate body of accounting. Further, based on the terms of the transaction, YS Biopharma appears to be both the legal and accounting acquirer. Please advise why you would not account the business combination as a recapitalization, or revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on anticipated accounting treatment on pages 42, 53, 173, 314 and 319 of the Revised Draft Registration Statement.
Basis of Pro Forma Presentation
Assuming Maximum Redemption, page 307
43.
Your presentation of the maximum redemption scenario assumes that 85% of Summit Public Shares (17 million) are redeemed for aggregate redemption payments of $170 million. You further disclose that 85% is the Maximum Redemption percentage permitted while ensuring that the Available Closing Cash Amount is no less than $30 million even if Summit and YS Biopharma do not receive any proceeds pursuant to the Forward Purchase Agreements or raise any other permitted equity financings prior to the Closing. It is unclear to us how you determined that 85% is the Maximum Redemption percentage given the existence of the Forward Purchase Agreements which would provide you with aggregate proceeds of $30 million in a private placement to close concurrently with the Business Combination. As the proceeds from the private placement would count towards your Available Closing Cash Amount, it appears that there is a scenario where more than 85% of Summit Public Shares could be redeemed while not impacting the consummation of the Business Combination. Further, your pro forma financial statements include the receipt of these proceeds from the private placement as reflected in pro forma adjustment (F). Please revise your maximum redemption scenario accordingly or explain to us how your current presentation is consistent with the terms of the Business Combination agreement and your assumption within the pro form as that private placement pursuant to the Forward Purchase Agreements will occur.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 16, 19, 21, 37, 39, 42, 53-56, 124, 143, 172, 173, 314-322, 358, 363 of the Revised Draft Registration Statement.
Note 3 Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustment (G) to Unaudited Pro Forma Condensed Combined Balance Sheet, page 313
44.
Here you state that pro forma adjustment (G) represents 750,000 redeemable warrants pursuant to the Forward Purchase Agreements, and that in connection with the issuance of the Forward Purchase Securities, the combined Company recorded additional warrant liabilities of $1,065,000. However, the amount reflected in adjustment (G) is $8,625,000 which appears to represent the cash proceeds that would be received upon exercise of these warrants (based on $11.50 exercise price). Please address the following:

•
Explain to us why it is appropriate to reflect the exercise of the warrants to be issued under the Forward Purchase Agreements in your pro forma financial statements given that the exercise is not within the control of the company.

•
Explain how your current pro forma presentation is consistent given that you present a warrant liability but also reflect the proceeds to be received upon exercise of such warrants. It would appear that upon exercise of the warrants, the warrant liability would be reclassified to equity.

•
Clarify whether the exercise of these warrants has been included in your redemption scenarios presented elsewhere, as well as in your pro forma EPS calculation on page 313.

•
Explain your accounting basis for classifying these warrants as a liability. Please quote the accounting literature you relied upon in your response.

In response to the Staff’s comment, the Company has revised the disclosure on page 317 of the Revised Draft Registration Statement. The Company revised the pro forma adjustment (F) and (G) that it represents cash proceeds of $30,000,000 from the private placement of 3,394,507 YS Biopharma Class A ordinary shares under a zero redemption scenario and 4,446,525 YS Biopharma Class A ordinary shares under a maximum redemption scenario (after giving effect to the Class A exchange ratio) and 750,000 Warrants (the “Forward Purchase Securities”) pursuant to the Forward Purchase Agreements. In connection with the issuance of the Forward Purchase Securities, YS Group recorded warrant liabilities of $150,075.
(1) (4) ASC 480-10-20 suggests that the term “equity share” is limited to shares that qualify, and are classified, as equity (including both permanent and temporary equity) in the reporting entity’s financial statements. Nevertheless, ASC 480-10-25-8 applies to financial instruments, such as warrants, options, or forwards, that involve the insurance of mandatorily redeemable shares that would be accounted for as liabilities when they are issued.
ASC 480-10-25-8, “An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:
a.
It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.

b.
It requires or may require the issuer to settle the obligation by transferring assets.”

At inception, YS Group’s shareholders have the obligation to repurchase the shares by transferring assets when the price per Class A ordinary share equals or exceeds a certain amount. After inception, even if upon exercise of the warrant, the shareholders of YS Group still have the obligation to repurchase the shares by transferring assets when the price per Class A ordinary share equals or exceeds a certain amount. That’s the reason why we recorded these warrants as warrant liabilities.
(2) The exercise of these warrants has been included in the redemption scenarios presented elsewhere, as well as in the pro forma EPS calculation on page 317 of the Revised Draft Registration Statement.
Note 4. Net Loss per Share, page 314
45.
Please remove the notes (1)(2)(3) related to the historical and pro forma book value since you do not present them here. Please also expand note (7) to present the quantitative balances for the equity items excluded from your pro forma net loss per share presentation and consider providing a sensitivity analyses for their impact if helpful to investors. Finally, we note that the pro forma balances for loss per share and weighted average number of ordinary shares outstanding presented at the bottom of page 310 are different from the corresponding balances included in this note. Please revise for consistency.

In response to the Staff’s comment, the Company has revised the disclosure on page 322 of the Revised Draft Registration Statement. The Company removed the notes (1)(2)(3) related to the historical and pro forma book value. And the Company expanded note (7) disclosure as the following paragraph:
The public warrants, private placement warrants and shares of YS Biopharma options were excluded from the computation of pro forma net loss per share, basic and diluted, for the year ended March 31, 2022 because their effect would be anti-dilutive. The share amounts do not take into account (i) 10,000,000 shares of public warrants and 6,750,000 shares of private placement warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter and (ii) 6,656,582 shares of outstanding YS Biopharma options, vested or unvested, that were assumed by YS Biopharma upon the completion of the Business Combination. If the actual facts are different than the assumptions set forth above, the share amounts and percentage ownership numbers set forth above will be different.

YishengBio Co., Ltd. Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue from Contracts with Customers, page F-53
46.
Please revise your revenue recognition policy to specifically define when the customer obtains control over a product or service when you recognize the revenue at a point in time. In that regard, we noted you disclosed at page 289 that “revenue is generally recognized when YS Group provides rabies vaccine products to customers at a point in time when the products have been accepted by customers which is generally when YS Group satisfies the associated performance obligation.” In addition, please also tell us, and revise if necessary, whether your revenue contracts with customers involve variable considerations, such as discounts and rebates. Lastly, explain to us whether the service providers as disclosed under Note 11 for guarantee deposits are considered customers under ASC 606, and if so, please revise your revenue recognition policy to provide additional disclosures under those arrangements, including disaggregated amounts recognized under those service provider contracts, vs. the sales to the county level CDCs.

In response to the Staff’s comment, the Company has revised the disclosure on page F-54 of the Revised Draft Registration Statement. YS Group will recognize the revenue at a point in time when performance obligation is satisfied where control of promised goods is transferred to the customers in an amount of consideration of which YS Group expect to be entitled to in exchange for the goods.
In addition, YS Group’s revenue contracts with customers do not involve variable considerations, such as discounts and rebates. And according to the historical operation, circumstance of discounts and rebates have never occurred.
Lastly, the service providers as disclosed under Note 11 for guarantee deposits are not considered as customers. According to the definition of customer, “A party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” YS Group has contracted with these service providers to obtain their services in exchange for consideration. YS Group is considered as service providers’ customer, and service providers are not considered as YS Group’s customers.
Note 4. Accounts Receivable, Net, page F-59
47.
Considering the significant amount of the accounts receivable at period end comparing to your reported revenues, please provide us an analysis of your allowance for credit losses on your accounts receivable, including an aging of your outstanding receivable balances. Please also confirm whether your accounts receivable at March 31, 2022 are all related to sales since October 2020 when you resumed sales of YSJA™ rabies vaccines.

The Company recognizes the allowance of accounts receivable based on expected credit losses (“ECLs”) at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Company’s maximum exposure to credit risk at the balance sheets date relating to trade receivables is summarized as follows:
	As of March 31,
	2021	2022	2022
	(RMB)	(RMB)	(US$)
Aging within three months, net of allowance for doubtful accounts	159,621,466	126,028,179	$19,852,585
Aging from four to six months, net of allowance for doubtful accounts	54,769,671	89,732,324	14,135,081
Aging from seven to nine months, net of allowance for doubtful accounts	—	53,091,723	8,363,272
Aging from ten to twelve months, net of allowance for doubtful accounts	—	24,684,696	3,888,456
Aging greater than one year, net of allowance for doubtful accounts	111,600	15,018,183	2,365,739
Accounts receivable, net	214,502,737	308,555,105	$48,605,133

YS Group’s trading terms with its customers are mainly on a 120 days contracted credit term. In practice, the credit term is normally 180 to 360 days. YS Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management, and an impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses.
The Company considers that the risks associated with the recoverability of such trade receivables are relatively low, considering the credibility of county-level CDCs and their funding sources. Furthermore, YS Group’s trade receivables relate to a large number of customers, we had a relatively low trade receivable concentration ratio, there is no significant concentration of credit risk. As a result of the foregoing, the Company considers that the allowance for impairment of trade receivables had recorded sufficiently during the year ended March 31, 2022 and 2021.
In addition, 99.98% of YS Group’s accounts receivable as of March 31, 2022 are related to sales of YSJA™ rabies vaccines since October, 2020.
Note 9. Bank Loans and Other Borrowings, page F-62
48.
Please revise to expand your disclosures for the facility agreement with R-Bridge Healthcare Fund, LP. to include all key terms and your future obligations. In that regard, we note you disclosed it as a royalty-based long-term debt arrangement on page 65. Please also revise your principal payment schedule to present the actual date and amount for better illustration.

In response to the Staff’s comment, the Company has revised the disclosure on page F-62 of the Revised Draft Registration Statement.
On March 16, 2022, YS Group entered into a facility agreement with R-Bridge Healthcare Fund, LP, as agent, to finance RMB253,928,000 (US$40,000,000) for 54 months with an annual interest at 4%. YS Group shall repay the loan in instalments by repaying on each Repayment Date which means the fifth business day after each financial quarter date an amount equal to the relevant percentage of the aggregate outstanding principal amount of the loan as at the end of the Availability Period as set out in the table below:
Repayment Date	Repayment Instalment
April 7, 2025	$6,400,000
July 7, 2025	6,400,000
October 7, 2025	6,400,000
January 7, 2026	6,400,000
April 7, 2026	6,400,000
July 7, 2026	8,000,000
Total	$40,000,000
Under the terms of the Facility Agreement, YS Group and Agent are also entering into a Deed, pursuant to which YS Group will pay to Agent, the Royalties on the Products as contingent interest in addition to the payments made to Agent under the Facility Agreement, on the terms and subject to the conditions of the Deed. YS Group is obliged to pay royalties based upon YS Group’s annual Net Sales by multiplying the applicable royalty rate by the corresponding amount incremental Net Sales for that financial year.
Note 13. Convertible Redeemable Preferred Shares, page F-64
49.
Please explain to us, and revise if necessary, how you have arrived at the 17% annual compound interest for Series A in their redemption value calculation as disclosed on page F-67. Please also revise to disclose the liquidation preference for your convertible redeemable preferred shares as required under ASC 505-10-50-4, if different from their currently reported value as of March 31, 2022.

On December 10, 2012, pursuant to the Series A redeemable convertible preferred share purchase agreement and shareholders agreement (“Preferred Shares Agreements”), the redemption price for each

Series A Preferred Share redeemed shall be equal to a total of an amount determined in accordance with the following formula: Insurance price * (1.17)^N. The 17% annual compound interest for Series A is agreed in Preferred Shares Agreements.
The Company has disclosed the liquidation preference for convertible redeemable preferred shares on pages F-66 and F-67 of the Revised Draft Registration Statement.
Exhibits
50.
Please file a copy of the $40 million royalty-based 4.5-year long debt transaction with R-Bridge Investment Holdings PTE as an exhibit to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation SK. In addition, please expand your disclosure to describe all material terms of the agreement including the royalty term and quantification of the royalty rate, or a range no greater than 10 percentage points per tier.

In response to the Staff’s comment, the Company has revised the disclosure on pages 305 and II-2 of the Revised Draft Registration Statement, and has filed the related facility agreement, royalty agreement and guarantee agreements as Exhibits 10.9 to 10.12 respectively to the registration statement the Revised Draft Registration Statement.
General
51.
We note you have various graphics throughout YS Biopharma’s Business section that contain text that is illegible. Please revise applicable figures accordingly to ensure the text is legible.

In response to the Staff’s comment, the Company has revised the graphics on pages 225, 228, 230, 231, 235, 237-241, 244, 247-251 and 254 of the Revised Draft Registration Statement.
52.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company acknowledges the Staff’s comment and respectfully submits that it will supplementally provide its analysis and response to address the comment.
53.
It appears that Summit Healthcare Acquisition Corp.’s amended and restated memorandum and articles of association waived the corporate opportunities doctrine. In an appropriate place in your filing, please address this potential conflict of interest and whether it impacted your search for an acquisition target.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 40, 125 and 173 of the Revised Draft Registration Statement.

54.
Please revise any statements concluding your product candidates are safe or effective to instead refer to objective trial results. For example only, we note disclosure on page 59 where you state that your PIKA rabies vaccine features an “accelerated regimen and superior efficacy and solid safety profile,” on page 161 where you state that “YS Biopharma has a robust portfolio of innovative product candidates, with better safety and efficacy potential to address the unmet needs in preventing and/or treating infectious diseases and cancer,” and on page 229 where you state “PIKA recombinant COVID-19 vaccine exhibits promising treatment benefit.” Please remove these statements, and any similar statements throughout your draft registration statement, as conclusions of safety and efficacy are within the sole authority of the FDA and comparable foreign regulators.

In response to the Staff’s comments, the Company has revised the disclosure on pages 33, 61, 165, 213-216, 219, 224, 226, 236, 246 and 295 of the Revised Draft Registration Statement.
55.
We note the disclosure on page 39 that the Sponsor, YS Biopharma, and/or Summit’s or YS Biopharma’s directors, officers, or respective affiliates may purchase Summit Public Shares to reduce the redemption rates and increase the likelihood of the completion of the combination. Please provide your analysis on how such purchases comply with Rule 14e-5.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that no “covered person” within the meaning of Rule 14e-5(c)(3)(iv) will engage in any unlawful activity as defined in Rule 14e-5(a). The Company has revised the disclosure on pages 40 and 41 of the Revised Draft Registration Statement.
56.
We note your disclosure that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please file a tax opinion as an exhibit to your registration statement. Please also revise your disclosure on page 325 to reflect that the tax consequences discussed represent the opinion of counsel. Refer to Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has reviewed the disclosure under the heading “U.S. Federal Income Tax Considerations to U.S. Holders” in light of the Staff’s comment and the guidance provided by Staff Legal Bulletin No. 19. The Company respectfully submits that it believes that, based on the grounds set forth below, pursuant to Staff Legal Bulletin No. 19, (i) the disclosure is not required to be revised to state counsel’s tax opinion on whether the proposed transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”) and (ii) it is not required to file a tax opinion as an exhibit to the registration statement.
Section III.A.1 of Staff Legal Bulletin No. 19 provides, in relevant parts, that Item 601(b) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added). The Company respectfully advises the Staff that the disclosure does not indicate that the Mergers “will qualify” as a Reorganization or make any other representation as to the anticipated or intended tax consequences of the Mergers. Instead, the disclosure (i) highlights that the particular facts and circumstances of the proposed transaction give rise to significant uncertainty regarding its anticipated tax treatment, (ii) explicitly states that qualification as a Reorganization is subject to significant uncertainty due to the absence of guidance directly relevant to the reorganization treatment of mergers in which a SPAC is acquired and is thus not capable of being the subject of a representation, (iii) describes the U.S. federal income tax consequences of both a taxable transaction and a Reorganization, and (iv) explicitly states that the closing of the proposed transaction is not conditioned upon the receipt of an opinion of counsel that the Mergers will qualify as a Reorganization. Because the disclosure does not contain any representation regarding the Mergers’ qualification as a Reorganization and explicitly states that such representation is not capable of being made, the Company believes that the requirements for a tax opinion as set forth in Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19 do not apply to the filing.
***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com.
Very truly yours,
/s/ Dan Ouyang

Dan Ouyang
Enclosures
cc:
Mr. Hui Shao, Director, President and Chief Executive Officer, YishengBio., Ltd.
Mr. Bo Tan, Director, Chief Executive Officer and Co-Chief Investment Officer, Summit Healthcare
Acquisition Corp.
Mr. Ken Poon, Director, President and Co-Chief Investment Officer, Summit Healthcare Acquisition Corp.
Will H. Cai, Esq., Cooley LLP
Yiming Liu, Esq., Cooley LLP
Timothy Pitrelli, Esq., Cooley LLP
Anthony S. Chan Director, Assurance and Advisory Service, Wei, Wei & Co., LLP